Exhibit (a)(1)(B)

FORM OF E-MAIL ANNOUNCEMENT OF OFFER TO EXCHANGE (From Kevin J. Mills)

Dear Socket Mobile Employees, Officers, Directors and Consultants:

We are pleased to announce that Socket Mobile, Inc. launched its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (referred to as the "Offer to Exchange" or the "Offer") on June 3, 2010 for U.S. employees, officers, directors and consultants (together, "Eligible Participants") who hold "Eligible Options". The Offer and withdrawal rights will remain open until July 1, 2010 at 5:00 p.m., U.S. Pacific Time, unless the Offer is extended. If the Offer is not extended, we expect to cancel tendered Eligible Options and grant New Options on July 1, 2010.

An option is deemed to be an "Eligible Option" if it is outstanding and unexercised, and was granted prior to January 1, 2009. This Offer to Exchange gives our Eligible Participants an opportunity to exchange their Eligible Options for New Options on a one-for-one basis that may be granted with lower exercise prices and new vesting terms.

To be an "Eligible Participant", you must hold Eligible Options and be a U.S. employee, officer, director or consultant as of the date New Options are issued in exchange for your Eligible Options. Your participation in this Offer is voluntary. To participate, you must tender any Eligible Options that you wish to exchange by the expiration date of the Offer, currently scheduled to expire on July 1, 2010 at 5:00 p.m. U.S. Pacific time, in accordance with the instructions that will be sent to you under separate cover.

Stock options constitute a key component of the compensation for our U.S. employees, officers, directors and selected consultants. We believe that stock options can reward your performance, encourage you to continue your service with us, and help align your interests with those of our stockholders as owners of the company.

Unfortunately, our stock price - like those of many other public companies - has declined because of a decline in general economic conditions. As a result, many of our Eligible Participants now hold stock options with exercise prices significantly higher than the current market price of our common stock. These are known as "underwater" stock options.

More information about the Option Exchange Program is provided in the Tender Offer Document filed with the SEC, which includes several Frequently Asked Questions ("FAQs") in Exhibit (a)(1)(A) such as:

1.	who is eligible to participate;

2.	which stock options are Eligible Options;

3.	procedures for electing to exchange Eligible Options;

4.	the date on which the New Options would be granted and their respective vesting schedules; and

5.	several other key terms, conditions, and consequences of the Offer to Exchange.

Information regarding your Eligible Options and other detailed information regarding the Offer and Election Forms to participate in the Offer will be provided to you under separate cover. Please read and carefully consider all of this information and respond accordingly to David W. Dunlap, our Chief Financial Officer, who will be handling the Exchange Offer for Socket Mobile, Inc. Mr. Dunlap may be contacted at Socket Mobile, Inc., 39700 Eureka Drive, Newark, CA 94560, telephone: (510) 933-3035; by fax: (510) 933-3104; or by email: dave@socketmobile.com.